NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copy of the press release entitled “PLDT raises	5
Php7.0B in Fixed Rate Notes” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.

Exhibit 1

December 9, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT raises Php7.0B in Fixed Rate Notes”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

December 9, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT raises Php7.0B in Fixed Rate Notes”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 9, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT raises Php7.0B in Fixed Rate Notes”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: December 9, 2009

Exhibit 1

PLDT raises PHP7.0 B in Fixed Rate Notes

Manila, Philippines, December 8, 2009 — Philippine Long Distance Telephone Co. (“PLDT”) today formally executed a PHP7.0 billion fixed rate notes facility agreement with 13 financial institutions. The peso debt deal was arranged jointly by First Metro Investment Corporation and BDO Capital Investment Corporation with China Banking Corporation. Proceeds from the facility will be used to finance capital expenditures and refinance existing debt obligations.

The PLDT’s fixed rate notes fetched a credit spread of 100 basis points over the relevant benchmark across all tenors, with volume of PHP5.05 B for the 5-year maturity, PHP850 million for the 7-year maturity, and PHP1.1 B for the 10-year maturity.

Despite the strong demand from investors, already exceeding PHP10 billion on the first day of market launch alone, PLDT maintained its original issue size of PHP7.0 billion.

The lenders were a mix of big commercial and savings banks, trust banks, a leasing company and a large insurance company.

“The mix of participating lenders affirms the high investor confidence in PLDT’s present operations and future prospects,” said Roberto Juanchito T. Dispo, Executive Vice-President of First Metro Investment Corporation. “The credit quality remains to be the top consideration among institutional investors. This PHP7.0 billion debt deal which took all of 16 business days to arrange, from award of mandate to financial closing, is a testament to the strength of the PLDT name.”

“While there has been a surge of Philippine capital market deals, investors are still looking for outlets. PLDT is among the bluest of blue chip companies as reflected by the strong demand and tight pricing.” BDO Capital & Investment Corporation President Eduardo V. Francisco said.

PLDT President and CEO Napoleon L. Nazareno expressed appreciation for the overwhelming response of the investors market to this notes issue.

”PLDT is indeed pleased that the local debt capital market continues to be a reliable source of funding for the PLDT Group. In particular, we are grateful for the strong investors’ support to our new notes issue as well as to the equally successful PHP5.0 billion notes issue of PLDT in February of this year” Mr. Nazareno said.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: December 9, 2009